FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

VIZSLA SILVER CORP.
Suite 700, 1090 West Georgia Street
Vancouver, BC V6E 3V7

Item 2.	Date of Material Change

May 26, 2021

Item 3.	News Release

The news release was issued on May 26, 2021 and was disseminated by The Newswire and filed on SEDAR.

Item 4.	Summary of Material Change

Vancouver, British Columbia (May 26, 2021) - Vizsla Silver Corp. (TSX-V: VZLA) (OTCQB: VIZSF) (Frankfurt: 0G3) ("Vizsla" or the "Company") announced today that it has entered into an agreement with Canaccord Genuity Corp. on behalf of a syndicate of underwriters (collectively, the "Underwriters"), pursuant to which the Underwriters have agreed to purchase, on a "bought deal" basis, 24,000,000 units of the Company (the "Units"), at a price of $2.50 per Unit (the "Offering Price") for gross proceeds of $60,000,000 (the "Offering").

Item 5.	Full Description of Material Change

The Company announced today that it has entered into an agreement with Canaccord Genuity Corp. on behalf of a syndicate of underwriters (collectively, the "Underwriters"), pursuant to which the Underwriters have agreed to purchase, on a "bought deal" basis, 24,000,000 units of the Company (the "Units"), at a price of $2.50 per Unit (the "Offering Price") for gross proceeds of $60,000,000 (the "Offering").

Each Unit will consist of one common share of the Company (a "Common Share") and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant will entitle the holder to acquire one common share of the Company for 18 months from the closing of the Offering at a price of $3.25.

The Company has granted the Underwriters an option, exercisable at the Offering Price for a period of 30 days following the Closing Date (as defined herein), to purchase up to an additional 15% of the number of Units sold under the Offering to cover over-allotments, if any and for market stabilization purposes. The Offering is expected to close on or about June 3, 2021 (the "Closing Date") and is subject to the Company receiving all necessary regulatory approvals.

The net proceeds of the Offering will be used to advance the exploration and development of Panuco, to make option payments and pursue strategic opportunities, as well as for working capital and general corporate purposes.

The Units will be offered by way of a prospectus supplement in each of the Provinces of Canada (other than the Province of Quebec) and may also be offered by way of private placement in the United States and such other jurisdictions as agreed between the parties.

The securities to be offered pursuant to the Offering have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act") or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, United States persons absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officer

Michael Konnert Chief Executive Officer and President

Item 9.	Date of Report

May 27, 2021